Exhibit 99.2

FORM 51-102F3 MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2	Date of Material Change

January 9, 2011

Item 3	News Release

A Gammon Gold Inc. press release was disseminated over Canada NewsWire on January 9, 2011.

Item 4	Summary of Material Change

Gammon Reports Best Ever Cost Margins and Continued Strengthening of Performance at Ocampo During the Fourth Quarter: Meets Operational Guidance for 2010

Item 5	Full Description of Material Change

Gammon Gold Inc. is pleased to provide preliminary results from the Ocampo mine for the fourth quarter and 2010. Operations at Ocampo continued to strengthen in the fourth quarter benefiting from the strong performance of the North-East underground mine. All figures reported are in U.S. dollars unless otherwise indicated.

During the fourth quarter, the Company reported production at Ocampo of 29,384 gold ounces and 1,199,829 silver ounces, or 51,199 gold equivalent1 ounces (realized(2) 53,030 ounces) at total cash costs of $426 per gold equivalent1 ounce (realized(2) $410). On a byproduct basis, taking Ocampo’s silver production as a credit, total cash costs per ounce of gold sold were negative $390. Ocampo achieved a record margin of $955 per gold equivalent ounce(1) or 69%, and an operating cash flow for the period of approximately $40.0 million.

For the year ended December 31, 2010, the Company reported production at Ocampo of 103,220 gold ounces and 4,417,413 silver ounces, or 183,538 gold equivalent(1) ounces at total cash costs of $422 per gold equivalent(1) ounce, meeting the Company’s guidance for 2010.

Recent Highlights

  Development of the North-East and Santa Eduviges underground mines continue to benefit from having access to the additional workforce redeployed from the Company’s El Cubo mine. More than 7,200 metres of development were completed in the fourth quarter

  Commercial production at Santa Eduviges commenced in late December

  On December 9, Gammon announced significant drill results for Reserve expansion and four new discoveries at Ocampo at Balvanera, El Rayo, Stockwork Hill and Polvorin

  On December 16, 2010, the Company announced that it has entered into a binding Letter of Intent with Aurion Resources Ltd. that will provide Gammon with an option to earn up to a 70% joint venture interest in the 12,985 hectare La Bandera Project located in Durango, Mexico

  The Preliminary Economic Assessment of the Guadalupe y Calvo development property is expected to be released later this month

(1)	Using the Company’s long term gold equivalency ratio of 55:1
(2)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities

Ocampo Key Performance Metrics
Underground	Q1 2010	Q2 2010	Q3 2010	Q4 2010	2010	% Change (Q4 vs Q1)
Average tpd	1,377	1,500	1,596	1,671	1,537	21%
Head grade gold (g/t)	2.33	2.22	2.16	2.52	2.27	8%
Head grade silver (g/t)	160.0	138.1	125.9	166.4	144.5	4%
Total development	3,903	4,744	6,546	7,220	22,413	85%
Open Pits	Q1 2010	Q2 2010	Q3 2010	Q4 2010	2010	% Change
						(Q4 vs Q1)
Average tpd	93,730	103,117	97,992	105,737	100,171	13%
Head grade gold (g/t)	0.46	0.50	0.72	0.53	0.54	15%
Head grade silver (g/t)	27.8	28.2	40.5	27.3	30.4	(2%)
Mill Facility	Q1 2010	Q2 2010	Q3 2010	Q4 2010	2010	% Change
						(Q4 vs Q1)
Average tpd	2,920	3,182	3,113	3,161	3,095	8%
Head grade gold (g/t)	1.62	1.71	1.88	2.02	1.81	25%
Head grade silver (g/t)	105.4	98.6	109.3	115.7	107.3	10%
Heap Leach Facility	Q1 2010	Q2 2010	Q3 2010	Q4 2010	2010	% Change
						(Q4 vs Q1)
Average tpd	7,328	10,017	6,830	9,553	8,434	30%
Head grade gold (g/t)	0.34	0.40	0.46	0.39	0.39	16%
Head grade silver (g/t)	20.8	22.6	26.5	22.8	23.1	9%
Production	Q1 2010	Q2 2010	Q3 2010	Q4 2010	2010	% Change
						(Q4 vs Q1)
Gold Ounces Produced	21,855	24,963	27,018	29,384	103,220	34%
Silver Ounces Produced	960,817	1,066,998	1,189,769	1,199,829	4,417,413	25%
Gold eq.(1) Ounces Produced	39,325	44,363	48,650	51,199	183,538	30%
Gold Equivalency Ratio(2)	66	65	64	50	60	(24%)
Gold eq.(2) Ounces Produced (Realized)	36,546	41,362	45,520	53,030	176,458	45%
Total Cash Costs	Q1 2010	Q2 2010	Q3 2010	Q4 2010	2010	% Change
						(Q4 vs Q1)
Total cash costs per gold eq. ounce (55:1)	$423	$430	$411	$426	$422	1%
Total cash costs per gold eq. ounce (Realized)	$458	$461	$440	$410	$440	11%
Total cash costs per gold ounce	$8	($33)	($121)	($390)	($146)	(4975%)

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Rene Marion
President & Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9	Date of Report

January 9, 2011